AI-Powered, Digital News Platform

TFT Media Ventures Inc.





TFT

WHO WE ARE

TFT was founded to create a modern, AI-powered news platform in response to the **3 digital news disconnects**.

*"**TFT** is in a competitive position to attract more news viewers and readers who prefer to consume compact, but data-filled news."*



MarketWatch

9:21
tftnews.com
TFT
January 9, 2021
22.7850
-0.54 -2.29%
TECHNOLOGY
Twitter Shares Down Over 2% in After-Hours Trading After Trump Suspension
Shares of the stock recently traded at $50.20, down 2.4% from the closing price.
TODAY'S LATEST
Latest News
TECHNOLOGY
Twitter Shares Down Over 2% in After-Hours Trading After Trump Suspension

TFT

DISCONNECT #1

Traditional News **Hasn't Evolved**

The incumbents don't meet the need of today's young news consumers.

AVERAGE VIEWER AGE







CNBC	67
CNN	60
FOX NEWS	65

SOURCE: NEILSEN









FOX NEWS channel
TUCKER CARLSON
TUCKER CARLSON tonight

IFAX FUMBLES AGAIN

NBC NEWS SPECIAL REPORT
WHITE HOUSE BRIEFING FROM CORONAVIRUS TASK FORCE

TOP NEWS
SCARLET FU ROMAINE BOSTICK JOE WEISENTHAL
Bloomberg
CORN WHEAT SOYBEANS SUGAR COFFEE LUMBER



Less Time
For News

Annual News Consumption Time Spent

Adults 38+

30,103 mins

502 hours

20.9 days



Adults 21-37

8,766 mins

146 hours

6.1 days

SOURCE: NEILSEN

Broken & Outdated
Business Models



Low Profit Margins
According to Ernst & Young, the average operating profit margin of a media company is at 23%.

Outdated Business Models
Most still rely on traditional journalism & business models that involve thousands of journalists and full broadcasting studios that bring overhead costs up.

Broken Revenue Models
Publishers & broadcasters charge high subscription fees & rely on intrusive ads to drive revenue, while modern consumers believe news should be freely accessed.



Welcome to the **Future of News**



Click to **Watch** TFT's AI-Powered Anchor











9:21
tftnews.com
January 9, 2021
22.7850
-0.54 -2.29%
TECHNOLOGY
Twitter Shares Down Over 2% in After-Hours Trading After Trump Suspension
Shares of the stock recently traded at $50.20, down 2.4% from the closing price.
TODAY'S LATEST
Latest News
TECHNOLOGY
Twitter Shares Down Over 2% in After-Hours Trading After Trump Suspension

MIKE WALLACE
FLYING CARS
GM REVEALS FUTURISTIC FLYING CADILLAC AT CES

TFT News TV: 01/16/2021
Get the Latest News

We serve as the bridge that connects news to modern consumers:

Geared For The Young Audience

We do cross-platform journalism that enable us to cater to the news consumption behavior of our young audiences.

Compact, Info-Filled News

We now live in a fast-paced world and we deliver our news in a compact, but information-filled format.

AI-Powered Journalism Model

We utilize Synthetic Media & Natural Language Generation technologies to broadcast and publish our news without the need for thousands of journalists and a broadcasting studio.



TFT's Pulitzer
Automated CMS

AI-Powered CMS

Pulitzer is TFT's internal automated content management system that will automate 90% of our journalism & broadcasting operations.

Pulitzer will gather news from all of our news agency partners, use its Natural Language Generation (NLG) engine to produce original, multilingual text-based content, and use our Synthetic Media engine to produce original, multilingual audio-based and video-based content with AI-powered news anchors without a need for any journalists or broadcasting studio.



TFT

We have a **young & engaged** audience.

Multiple Pageviews

Daily Pageview per Visitor: **8+ Pages**

Longer Time Spent on Site

Daily Time Spent per Visitor: **30+ Minutes**

Low Bounce Rate

Daily Bounce Rate: **35%+**

Young Audience Base

48.59% between ages 18-34; **66.1%** are female.

TFT

Strong & Reliable
Partner Agencies

  REUTERS





TFT's AI-Powered
News & Media Networks







TFT News

Business, politics,
tech, & global news.

TFT Sports

Sporting news from
around the world.

TFT Connect

News Content
Licensing Platform

Revenue
Models



Native Sponsorships
Branded news content in text, audio, and video formats.

Subscriptions
Subscription-based model for dedicated news consumers.

Licensing
Licensing of original TFT news & media content to platforms & news outlets.



Global & APAC Digital News

$32.5B

Global Digital News

4.5% CAGR

$7.6B

APAC Digital News

6.8% CAGR

The **Team**









Alfred Cardenas

CEO & Founder

- Founder & Former CEO of Jungle.
- Raised $125,000 for Jungle from notable investors
- Antler Singapore Cohort 3
- Y Combinator SUS Winter 2020 Graduate
- University of Geneva, Investment Management
- Michigan State University, Journalism

Jared Schwartz

Strategic Advisor

- 15+ years of industry experience
- Producer, NBC News
- Broadcaster, ESPN, Comcast, beIN Media
- Associate, Courtside Ventures

TFT

The **Next Steps**

   

MVP

- News Portal
- Synthetic Media & NLG Tech
- Partner Agencies
- Market Feedback & Iteration

Audience

- Credibility Building
- Social Following Growth
- Mobile & TV Apps Launch
- Subscriber Growth
- Tech Upgrades

Monetization

- Sponsored Content
- 3rd-Party Ads
- Content Licensing
- Paid Subscription
- Contributions

Growth

- Local Markets
- New Markets
- New Content Verticals
- Exit Planning

TFT

$200K

SAFE, $800K Pre-Money , 10% Discount



$8,000 / $200,000



Others
10.6%

Marketing
22.5%

Employees
49.5%

Operations
17.4%

Investment Pointers

TFT

Technology
Next-generation publishing & broadcasting technology.

Efficiency
Operational excellence & efficiency through technology.

Competency
Low overhead costs means the ability to undercut competition.

Profitability
High gross margins + efficiency = profitability

Team
Experienced founder & Advisory Board.

Potential
Abundant exit options through public offering or acquisition



AI-Powered, Digital News Platform

TFT

TFT Media Ventures Inc.